                                                                     Exhibit 2.4

                    AMENDMENT TO AMR STOCK PURCHASE AGREEMENT

            This Amendment to the Stock Purchase Agreement is dated as of February 10, 2005 (this "Amendment"), by and among Laidlaw International, Inc. ("Parent"), Laidlaw Medical Holdings, Inc. ("Seller") and Emergency Medical Services Corporation (formerly known as EMSC, Inc.) ("Purchaser"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the AMR Stock Purchase Agreement.

                                    RECITALS

            WHEREAS, Parent, Seller and Purchaser entered into that certain Stock Purchase Agreement, dated as of December 6, 2004 (the "AMR Stock Purchase Agreement"), pursuant to which Purchaser agreed to purchase 100% of the voting securities of American Medical Response, Inc.;

            WHEREAS, the parties to the AMR Stock Purchase Agreement currently anticipate that the transactions contemplated by the AMR Stock Purchase Agreement will be consummated after January 31, 2005;

            WHEREAS, pursuant to Purchaser's request, Parent and Seller have agreed to amend the AMR Stock Purchase Agreement to reflect that regardless of the date of the consummation of the transactions, for certain purposes of the AMR Stock Purchase Agreement, the "Closing Date" shall be deemed to be January 31, 2005, and to make certain other accommodations to Purchaser following the Closing Date as described below.

            NOW, THEREFORE, the parties agree as follows:

   1. Amendment to Defined Term. The definition of "Agreement" in the AMR Stock Purchase Agreement is hereby amended to include this Amendment.

   2. Amendment to Section 1.02. Section 1.02 of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

      "Purchase Price. Subject to the terms and conditions of this Agreement, on the Actual Closing Date, Purchaser shall pay Seller, by wire transfer of immediately available funds, an amount equal to $565,000,000 (the "Purchase Price") plus interest thereon for the period from January 31, 2005 (the "Closing Date") to (and excluding) the Actual Closing Date (as defined below), at the prime rate as quoted in the Money Rates Section of The Wall Street Journal (the "Prime Rate"). The interest shall not be considered part of the Purchase Price, but shall be paid at Closing. The Purchase Price shall be subject to adjustment pursuant to Section 1.05 following the Closing."

   3. Amendment to Section 1.03. Section 1.03 of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

      "Closing. The closing of the Share Purchase (the "Closing") will take place at 10:00 a.m. local time on the fifth Business Day after satisfaction or waiver (as permitted by this Agreement and applicable Law) by the appropriate party of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Actual Closing Date, but subject to the fulfillment or waiver of those conditions) set forth in Article VI (the "Actual Closing Date"), unless another time or date is agreed to in writing by the parties hereto; provided, however, Purchaser shall not be obligated to consummate the Contemplated Transactions prior to the Outside Date if Purchaser would be obligated to draw down the Bridge Facility (as defined in the BofA Financing Commitment) or similar bridge financing under a Substitute Financing Commitment rather than issue and sell Senior Subordinated Notes (as defined in the BofA Financing Commitment) or similar securities contemplated by a Substitute Financing Commitment to complete the financing contemplated by Section 4.08; provided, further, that Purchaser shall be obligated to consummate the Contemplated Transactions no later than the Actual Closing Date if all of the conditions set forth in Section 6.02 (including, Section 6.02(n)) have been satisfied or waived. The Closing shall be held at the offices of Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022, unless another place is agreed to in writing by the parties hereto."

   4. Amendment to Section 1.05 (a). The first sentence of Section 1.05(a) of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

      "Within forty-five (45) days after the Actual Closing Date, Seller shall prepare and deliver to Purchaser (i) an unaudited consolidated balance sheet of the Acquired Company and the Subsidiaries dated as of the close of business on the Closing Date (the "Closing Balance Sheet") showing the Net Worth of the Acquired Company and the Subsidiaries at the Closing Date (the "Preliminary Net Worth Amount") and (ii) a schedule (the "Closing Debt Schedule") of the amount of Long Term Debt at the Closing Date (the "Preliminary Debt Amount")."

   5. Amendment to Section 3.08(a). Section 3.08(a) of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing the reference to "Closing" with "Closing Date".

   6. Amendment to Section 3.18 (e). Section 3.18(e) of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing the reference to "Closing Date" with "Actual Closing Date".

   7. Amendment to Section 5.02(b). Section 5.02(b) of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing all references to "Closing Date" with "Actual Closing Date".

   8. Amendment to Section 5.05(a). Section 5.05(a) of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing all references to "Closing Date" with "Actual Closing Date".

   9. Amendment to Section 5.06. Section 5.06 of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing all references to "Closing Date" with "Actual Closing Date". In addition, Section 5.06(b) is further amended and restated in its entirety as follows:

      "(b) For a period of five years from and after the Actual Closing Date, Purchaser shall cause the Acquired Company and the Subsidiaries to procure and maintain in effect with respect to all periods prior to the Actual Closing Date, directors' and officers' liability insurance (or Purchaser shall procure a "tail" or "extended reporting period" policy) covering those present and former officers and directors of the Acquired Company and the Subsidiaries who are currently covered by directors' and officers' liability insurance policies on terms not materially less favorable in the aggregate than the terms of such current insurance coverage; provided, however, that if any Claim is asserted or made within such five-year period, such insurance shall be continued in respect of such Claim until the final disposition thereof; and, provided, further, that Purchaser shall only be obligated to maintain such coverage (which shall be in the form of a single policy which need not exceed $25,000,000, and which shall cover (i) the present and former officers and directors of the Acquired Company and the Subsidiaries and EmCare Holdings Inc. and its subsidiaries and (ii) Parent and Seller in the event Parent and Seller are named as co-defendants in a Claim asserted against D&O Indemnitees, the Acquired Company and the Subsidiaries and/or EmCare Holdings Inc. and its subsidiaries) as may be obtained for a cost no greater than $800,000, in the aggregate, with respect to the coverages contemplated pursuant to this Section 5.06(b) and Section 5.06(b) of the AMR Stock Purchase Agreement."

   10. Amendment to Section 5.07(a). The second sentence of Section 5.07(a) of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

      "Within two (2) Business Days of the Actual Closing Date, Seller shall provide Purchaser with an updated Exhibit 5.07, which updated exhibit will reflect any additional letters of credit provided by the Acquired Company and the Subsidiaries between the date of this Agreement and the Actual Closing Date for the purpose of collateralizing certain insurance obligations of, and pursuant to Contracts entered into by, the Acquired Company and the Subsidiaries (such additional letters of credit, the "Additional Letters of Credit" and together with the Existing Letters of Credit, the "Letters of Credit")."

   11. Amendment to Section 5.08. Section 5.08 of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

      "Intercompany Accounts. Immediately prior to the Closing, (a) all intercompany accounts payable as of the Closing Date owing to Seller or its Affiliates (other than the Acquired Company or any Subsidiary) by the Acquired Company or any Subsidiary, and (b) all intercompany accounts payable as of the Closing Date owing by Seller or its Affiliates (other than the Acquired Company or any Subsidiary) to the Acquired Company or any Subsidiary shall be forgiven, discharged, released, cancelled (including by way of capital contribution or dividend) or paid, in each case as determined by Seller in its sole discretion, except for any obligations and rights of Seller and its Affiliates (including, the Acquired Company) under the Risk Financing Program Agreements. All such intercompany accounts shall be deemed to have been settled as of the Closing Date." It is the intention of the parties that there be no intercompany accounts created after the Closing Date except as specifically contemplated by Paragraph 35 of this Amendment or pursuant to the terms of the Risk Financing Program Agreements.

   12. Amendment to Section 5.09(a). Section 5.09(a) of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

      "(a) Exhibit 5.09 attached hereto sets forth (i) the surety or performance bonds posted by Seller or its Affiliates for the benefit of the Business and as required pursuant to Contracts entered into by the Acquired Company or a Subsidiary (the "Existing Performance Bonds"); (ii) the issuer of each Performance Bond; (iii) the beneficiary of each Performance Bond; and (iv) the premium (the "Premium") paid by Seller or its Affiliates for each Performance Bond to the issuer thereof. On the Actual Closing Date, Seller or Parent shall provide to Purchaser an updated Exhibit 5.09, which updated exhibit will reflect any additional surety or performance bonds posted by Seller or its Affiliates between the date of this Agreement and the Closing Date for the benefit of the Business and as required pursuant to Contracts entered into by the Acquired Company or a Subsidiary, together with the information specified in (ii) - (iv) above (such additional surety and performance bonds, the "Additional Performance Bonds" and together with the Existing Performance Bonds, the "Performance Bonds"). With respect to the Performance Bonds issued by Bond Safeguard or Western, on the Actual Closing Date, the Acquired Company shall deliver to Bond Safeguard or Western, as applicable, an indemnification agreement with respect to the Performance Bonds issued by such issuer as of the Closing Date. With respect to the Performance Bonds issued as of the Closing Date by an issuer other than Bond Safeguard or Western (such issuers being referred to herein as the "Alternative Issuers"), Purchaser agrees to use its commercially reasonable efforts to (A) cause the Acquired Company or one or more of the Acquired Company's Subsidiaries to obtain and post surety bonds in full substitution for the Performance Bonds issued by such Alternative Issuers (the "Substitute Bonds") within ninety (90) days after the Closing Date; and (B) cause the beneficiary of the Performance Bonds issued by such Alternative Issuers to return the original Performance Bonds to Parent and provide a release letter to Parent regarding each such Performance Bond from the beneficiary, and Seller and Parent hereby agree to cooperate in all respects with Purchaser in connection therewith."

   13. Amendment to Section 5.09(b). The phrase "at the time of closing" in the sixth sentence of Section 5.09(b) of the AMR Stock Purchase Agreement shall be deleted and replaced with "on the Closing Date".

   14. Amendment to Section 5.09. Section 5.09(c) of the AMR Stock Purchase Agreement is hereby amended and restated as follows and a new Section 5.09(d) is added as follows:

      "(c) With respect to any performance bonds posted by Seller or its Affiliates for the benefit of the Business after the Closing Date which are not Performance Bonds ("New Performance Bonds"), Purchaser agrees to use its commercially reasonable efforts to cause the

Acquired Company or one or more of the Acquired Company's Subsidiaries to provide a replacement bond and obtain a release of the New Performance Bonds within ninety (90) days of the Actual Closing Date and Seller and Parent hereby agree to cooperate in all reasonable respects with Purchaser in connection therewith. Any collateral associated with New Performance Bonds is the property and asset of Parent and shall not be provided to Purchaser at Closing.

      (d) Purchaser shall indemnify and hold harmless Seller and its Affiliates from and after the Closing Date for any Damages arising out of or relating to any Performance Bonds and New Performance Bonds."

   15. Amendment to Section 5.10. Section 5.10 of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

      "Resignations of Directors. Except as otherwise specifically directed by Purchaser, each director of the Acquired Company or any Subsidiary as of the Actual Closing Date shall resign as a director of the Acquired Company and any such Subsidiaries and such resignations shall be delivered to Purchaser at Closing."

   16. Amendment to Section 5.12. Section 5.12 of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing all references to "Closing Date" with "Actual Closing Date".

   17. Amendment to Section 5.13. Section 5.13 of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing all references to "Closing Date" with "Actual Closing Date".

   18. Amendment to Section 6.01. The first clause of Section 6.01 of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

      "Conditions to Obligations of Seller. The obligations of Seller to consummate the Contemplated Transactions shall be subject to the satisfaction or waiver at or prior to the Closing (unless as otherwise specifically contemplated by this Agreement) of each of the following conditions:"

   19. Amendment to Section 6.01(a). Section 6.01(a) of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

      "(a) Purchaser shall have performed and complied in all material respects with all agreements and covenants required to be performed and complied with by Purchaser under this Agreement at or prior to the Closing (except as otherwise specifically contemplated by this Agreement)."

   20. Amendment to Section 6.01(b). Section 6.01(b) of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing the reference to "Closing Date" with "Actual Closing Date".

   21. Amendment to Section 6.01. Section 6.01 of the AMR Stock Purchase Agreement is hereby amended to insert the following new subsection (j) at the end thereof:

      "(j) Any and all loans, premium costs for third party insurance allocated to the Acquired Company consistent with past practice and interest accrued from the Closing Date through to the Actual Closing Date owing to Parent or Seller by Purchaser or Acquired Company or Subsidiaries shall be paid to Parent or Seller prior to Closing or at Closing, provided, that such amount was invoiced to the Acquired Company at least two (2) Business Days prior to the Closing Date."

   22. Amendment to Section 6.02. The first clause of Section 6.02 of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

      "Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Contemplated Transactions shall be subject to the satisfaction or waiver at or prior to the Closing (unless as otherwise specifically contemplated by this Agreement) of each of the following conditions:"

   23. Amendment to Section 6.02(a). Section 6.02(a) of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety as follows:

      "(a) Seller shall have performed and complied in all material respects with all agreements and covenants required to be performed and complied with by Seller under this Agreement at or prior to the Closing (except as otherwise specifically contemplated by this Agreement)."

   24. Amendment to Section 6.02(b). Section 6.02(b) of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing all references to "Closing Date" with "Actual Closing Date".

   25. Amendment to Section 8.01(a). Section 8.01(a) of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing the reference to "Closing Date" with "Actual Closing Date".

   26. Amendment to Section 8.02. Section 8.02 of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing all references to "Closing Date" with "Actual Closing Date".

   27. Amendment to Section 8.03. Section 8.03 of the AMR Stock Purchase Agreement is hereby amended by deleting and replacing all references to "Closing Date" with "Actual Closing Date".

   28. Amendment to Section 8.04(f)(i). The first sentence of Section 8.04(f)(i) of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

      "(i) If such Claim relates to the Release of a Hazardous Substance at, on or under the real property that the Acquired Company or any Subsidiary currently or formerly owned or leased, the necessity for any investigation or remediation ("Corrective Action") shall be determined pursuant to the Environmental Laws in effect on the Closing Date."

   29. Amendment to Section 8.05(e). The last sentence of Section 8.05(e) of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

      "For properties on which no Phase I assessment is performed prior to the Closing Date, this Section 8.05 shall not apply. For the purposes of this
Section 8.05, the environmental reports, dated December 17, 2004, prepared by Summit Environmental Systems with respect to the Inspection Properties in Whittier, California and Los Angeles, California, and the environmental report, dated December 7, 2004, prepared by Water Restoration, Inc. with respect to the Inspection Property in Miami, Florida, in all cases including all attachments, shall be designated as Phase I assessments with respect to the Inspection Properties performed prior to the Closing Date."

   30. Amendments to Section 8.06(f).

      The first clause in subsection (e) of Section 8.06(f) of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

      "(e) the representations and warranties of Seller contained in Section
3.10 (solely with respect to health care Laws), Section 3.11 (solely with respect to health care Laws) and Section 3.22, to the extent any Claims under such sections arise out of matters occurring after May 15, 2002, but prior to the Closing Date, shall survive until three (3) years following the Closing Date;"

   31. Amendment to Section 8.07. The first sentence of Section 8.07 of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

      "Exclusivity of Indemnification Remedy. Except for (a) fraud, (b) agreements to be performed by the parties from and after the Actual Closing Date, (c) covenants of the parties pursuant to Sections 5.02(b), 5.02(c), 5.06, 5.07, 5.08, 5.09, 5.14 (with respect to any Contracts entered into pursuant to Section 5.14), 5.16, 5.18, 5.19, 5.22 and 5.23 or (d) any equitable relief, including injunctive relief or specific performance, to which any party hereto may be entitled, from and after the Actual Closing Date, the indemnification for Damages provided in this Article VIII shall be the sole and exclusive remedy of any party hereto with respect to this Agreement, any Other Seller Document or any Other Purchaser Document."

   32. Amendment to Section 9.01. The following defined terms in Section 9.01 of the AMR Stock Purchase Agreement are hereby amended and restated in their entirety to read as follows:

      "Closing Date" has the meaning specified in Section 1.02.

      "Post-Closing Tax Period" means any Tax Period beginning after the Actual Closing Date and that portion of any Straddle Period beginning after the Actual Closing Date.

      "Pre-Closing Tax Period" means any Tax Period ending on or before the Actual Closing Date and that portion of any Straddle Period ending on the Actual Closing Date.

      "Straddle Period" means any Tax Period that includes but does not end on the Actual Closing Date.

   33. Cash Management. Parent and Seller shall cause the Acquired Company and the Subsidiaries to refrain from distributing any cash or assets to Parent or Seller or their Affiliates after January 31, 2005.

   34. Waiver of Section 5.01. The daily management of cash, payables and receivables by the Acquired Company from the Closing Date to the Actual Closing Date shall be subject to the provisions of Paragraph 33 of this Amendment, and shall not be subject to the covenants under Section 5.01.

   35. Loans. To the extent the Acquired Company requires cash for the period from the Closing Date to the Actual Closing Date, Seller and Parent may lend such cash to the Acquired Company, which loan shall bear interest at the Prime Rate and shall be repaid as soon as practicable, but in all events no later than the Closing or, if such amount is not invoiced, within two (2) Business Days after receipt of such invoice. In addition, any amounts referenced in Section 6.01(j) that are not payable because they were not invoiced at least two (2) Business Days prior to the Closing Date shall be payable within two (2) Business Days after invoice.

   36. Amendment to Addendum to Risk Financing Program Agreement. Purchaser acknowledges that Seller and the Acquired Company have amended that certain Addendum to the American Medical Response, Inc. Risk Financing Program Agreement for fiscal 2005 as set forth on Exhibit A hereto and hereby consents to such amendment.

   37. Certain Payments. In satisfaction of its obligations pursuant to Section
5.16 of the AMR Stock Purchase Agreement, Seller hereby instructs Purchaser to pay to the Acquired Company on behalf of and for the benefit of Parent the amount of $14,311,000, which amount represents the aggregate amount owed by Seller to any employees of the Acquired Company or any Subsidiary as a result of the consummation of the Contemplated Transactions, including any "sale bonus," "change in control" payment or similar payment, plus Medicare tax payments of 1.45%. Seller represents such amount constitutes all amounts owing by Seller to any employees of the Acquired Company or any Subsidiary as a result of the consummation of the Contemplated Transactions, including any "sale bonus," "change in control" payment or similar payment, plus Medicare tax payments of 1.45%. Purchaser hereby agrees to (i) cause the Acquired Company to withhold and pay over any required income tax and employment tax withholdings on such payments; (ii) cause the Acquired Company to pay to the employees listed on Exhibit B attached hereto on behalf of and for the benefit of Parent the amounts set forth on Exhibit B promptly following the Closing; and (iii) use its commercially reasonable efforts to cause such employees to sign a release in the form of Exhibit C attached hereto in favor and for the benefit of Seller.

   38. Amendment to Section 5.22. Section 5.22 of the AMR Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

      "5.22 GE Master Lease. The Acquired Company is a party to that certain Master Lease Agreement (the "GE Master Lease"), dated as of August 17, 2001, with General Electric Credit Corporation (the "Lessor"), and is entering into a Second Modification Agreement and Guaranty Release of the GE Master Lease (the "Second Modification" and, the GE Master Lease as amended by the Second Modification, the "Amended GE Master Lease") concurrently with the Closing. Seller, Parent and Purchaser agree as follows:

      (a) At or prior to the Closing, Parent will deliver to Lessor the Letter of Credit (as such term is defined in paragraph (k) of the Second Modification and referred to herein as the "GE Letter of Credit");

      (b) At or prior to the Closing, Seller shall pay to Lessor the amendment fee and all other amounts required to be paid pursuant to paragraph 4(f) of the Second Modification;

      (c) Seller shall reimburse the Acquired Company for all amounts required to be paid by it pursuant to paragraph 5 of the Second Modification, provided, that Seller shall reimburse such amounts arising in connection with enforcement only as enforcement relates to the obligation in Section 18(d) of the Amended GE Master Lease;

      (d) Except as provided specifically in Sections 5.22(a), (b) and (c), Parent and Seller shall have no liability with respect to any provisions of the Amended GE Master Lease;

      (e) Purchaser shall use its commercially reasonable efforts to cause the Lessor to surrender the GE Letter of Credit to Parent (or to the Acquired Company for delivery to Parent) in accordance with the provisions of Section 18(d) of the Amended GE Master Lease;

      (f) Purchaser shall indemnify and hold harmless Parent from and after the Actual Closing Date from any Damages arising out of or relating to the GE Letter of Credit, but specifically excluding any costs relating to obtaining or maintaining the GE Letter of Credit as provided under Section 18(d) of the Amended GE Master Lease; and

      (g) Purchaser shall not renew or extend the term of, or add additional equipment under, the Amended GE Master Lease unless Lessor has surrendered the GE Letter of Credit to Parent (or to the Acquired Company for delivery to Parent) to be canceled."

   39. New Section 5.24. A new Section 5.24 is hereby added to the Agreement, to read in its entirety as follows:

      "5.24 Brockton Mortgage. AMR Brockton, L.L.C., a Subsidiary of the Acquired Company, as successor-in-interest to Industrial Boulevard LLC, has a promissory note outstanding in the original principal amount of $2.45 million (the "Brockton Note"), secured by a Mortgage, Deed of Trust and Security Agreement dated as of September 28, 1998 (together with related documents, the "Mortgage"). Seller has not obtained the Consent of the third parties required under or otherwise necessary to avoid any breach or default under the Brockton Note and the Mortgage upon consummation of the Contemplated Transactions. Accordingly, Seller and Purchaser agree as follows:

      (a) Prior to the Actual Closing Date, Seller shall cause the Acquired Company to transfer to Seller all of the outstanding membership interests in AMR Brockton, L.L.C. (the "Brockton Interests").

      (b) The Purchase Price shall be reduced by $2,167,961.66, being the amount of Long Term Debt at the Closing Date represented by the Brockton Note.

      (c) Following the Closing, Seller and Purchaser will cooperate and use commercially reasonable efforts to obtain any Consent of third parties necessary to transfer the Brockton Interests to American Medical Response of Massachusetts, Inc. ("AMR Mass"), and permitting AMR Brockton, L.L.C. to be a guarantor under the Purchaser's debt facilities, without any breach or default under the Brockton Note or the Mortgage, provided, that neither Seller nor Purchaser shall be required to make any payment to any third party to secure any such Consent and Purchaser shall not be required to agree to any significant amendment to or modification of the Brockton Note or the Mortgage. Promptly following receipt of all such Consents (assuming such Consents are obtained), Seller shall transfer to AMR Mass the Brockton Interests, without payment to or from either party; provided, that if Seller, in its sole discretion, elects to prepay the Brockton Note and obtain a release of the Mortgage in lieu of obtaining such Consents to the transfer of the Brockton Interests (including the Brockton Note, the Mortgage and the related property), then, upon the transfer of the Brockton Interests to AMR Mass, Purchaser hereby agrees to pay to Seller on the day of such transfer (or, if later, the fourth Business Day after notice to Purchaser of the amount payable) an amount in cash equal to the principal amount of the Brockton Note outstanding when it was prepaid, which amount shall be wired to the same bank account Parent identified to Purchaser for payment of the Purchase Price at Closing.

      (d) For the avoidance of doubt, the Brockton Note shall not be included in the Preliminary Debt Amount or the Final Debt Amount.

   40. Counterparts. This Amendment may be executed in one or more counterparts (including by means of facsimile signature pages), each of which shall be deemed an original, but all of which together shall constitute a single instrument.

   41. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles.

   42. No Further Effect. This Amendment is limited by its terms and does not and shall not serve to amend any provision of the AMR Stock Purchase Agreement except as expressly provided for in this Amendment. The AMR Stock Purchase Agreement, as amended by this Amendment, is hereby ratified and confirmed and shall continue in full force and effect.

                           [SIGNATURE PAGE TO FOLLOW]

      IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

                        EMERGENCY MEDICAL SERVICES CORPORATION

                        By: /s/ Robert M. Le Blanc
                            ------------------------------------
                        Name: Robert M. Le Blanc
                        Title: President

                        LAIDLAW INTERNATIONAL, INC.

                        By: /s/ Kevin E. Benson
                            ------------------------------------
                        Name: Kevin E. Benson
                        Title: President and Chief Executive Officer

                        LAIDLAW MEDICAL HOLDINGS, INC.

                        By: /s/ Kevin E. Benson
                            ------------------------------------
                        Name: Kevin E. Benson
                        Title: President and Secretary

                      [Signature Page to EmCare Amendment]

                                    EXHIBIT A

                         AMENDMENT NO. 1 TO ADDENDUM TO
                         AMERICAN MEDICAL RESPONSE, INC.
                             RISK FINANCING PROGRAM
                                   FISCAL 2004
                               (9/1/03 TO 8/31/04)

1. This Amendment No. 1 to the Addendum is made as of the 8th day of February, 2005 (the "Amendment") by and between Laidlaw International, Inc. ("LII"), a Delaware corporation, and American Medical Response, Inc., a Delaware corporation and an indirect wholly owned subsidiary of LII, and each of its subsidiaries (collectively, "AMR"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Addendum to American Medical Response, Inc. Risk Financing Program Agreement Fiscal 2004 dated as of September 1, 2004, by and among LII and AMR (the "Addendum").

2. Amendment to Section 5. Section 5 of the Addendum is hereby amended and restated in its entirety as follows:

      "Premiums to be Paid by AMR. In consideration of the fronting and coverages under the Group Policies provided to AMR, AMR agrees to the following premium reimbursement terms:

      AMR will pay to LII on the payment schedule set forth below $4,956,690 to purchase the following coverages and services:

Coverage                                         Premium Amount
--------                                    ------------------------
Fronting fees and taxes                     $1,323,933
Auto Liability                              $1,147,500
General Liability                           $   83,997
Workers Compensation                        $  595,000
Excess Casualty                             $  895,564
Excess Casualty                             $  198,418
Excess Casualty                             $   29,052
Excess Casualty                             $   34,723
Property                                    $  171,715
Boiler                                      $    9,070
Crime                                       $   47,467
Fiduciary                                   $   62,509
D&O                                         Paid with management fee
USTs                                        $   10,995
Brokerage and other charges                 $  346,747

                        Total      =        $4,956,690

      The premium charges of $4,956,690 shall be paid by AMR to LII on a monthly basis, commencing on 9/1/04, in twelve monthly installments of $413,075.50 each. All policy premium payments payable by AMR through February 1, 2005 have been paid to LII."

3. Counterparts. This Amendment may be executed in any number of counterparts (including by means of facsimile signature pages), each of which shall be considered an original, but all of which shall constitute one and the same instrument.

4. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws principles.

5. No Further Effect. This Amendment is limited by its terms and does not and shall not serve to amend any provision of the Addendum except as expressly provided for in this Amendment. The Addendum, as amended by this Amendment, is hereby ratified and confirmed and shall continue in full force and effect.

                           [Signature page to follow]

      IN WITNESS WHEREOF, the parties hereof have duly executed this Amendment as of the date first written above.

AMERICAN MEDICAL RESPONSE, INC.         LAIDLAW INTERNATIONAL, INC.

By: /s/ Randy Owen                      By: /s/ Douglas A. Carty
    ----------------------------            ------------------------------------
Name:  Randy Owen                       Name:   Douglas A. Carty
Title: Chief Financial Officer          Title:  Senior Vice President and Chief
                                                Financial Officer

                                    Exhibit B

INDIVIDUALS:                            PAYMENT AMOUNT:
-----------                             ---------------
Bill Sanger                             $ 12,691,032.45
Randy Owen                              $    200,363.35
David Mintz                             $    114,493.34
Lou Meyer                               $    114,493.34
Robert LaTorraca                        $    114,493.34
Steve Murphy                            $     80,431.57
William Tara                            $     80,431.57
Glenn Leland                            $     80,431.57
Tom Sutherland                          $     78,714.17
David Skeen                             $     65,547.44
Kim Norman                              $     65,547.44
Ron Thackery                            $     65,547.44
Jason Standifird                        $     62,685.10
Roylene Rhodes                          $     50,377.07
Mark Bruning                            $     41,503.84
Patricia Frachetti                      $     41,503.84
Randy Skomsvold                         $     41,503.84
Robert Garner                           $     41,503.84
Robert Zuckswert                        $     41,503.84
Alyse Hutchinson                        $     34,348.00

                                    EXHIBIT C

                                     RELEASE

      FOR VALUE RECEIVED, ____________ (the "Named Individual") does hereby, effective as of the Actual Closing Date (as defined in that certain Stock Purchase Agreement dated as of December 6, 2004, as amended on February __, 2005 (the "Stock Purchase Agreement"), by and among Laidlaw International, Inc. ("Parent"), Laidlaw Medical Holdings, Inc. ("Seller") and Emergency Medical Services Corporation (f/k/a EMSC, Inc.)), remise, release and forever discharge Parent, Seller and their respective affiliates, directors, officers, employees, representatives, attorneys, agents, stockholders, members, successors, assigns, legal and personal representatives, and each of every one of them (collectively, the "Releases"), of and from all claims and demands and all manner of actions, causes of action, suits, proceedings, debts, liabilities, obligations, accounts, contracts, and damages whatsoever, in law or equity, for amounts payable to such Named Individual (i) as a result of the consummation of the Contemplated Transactions, including any "sale bonus," "change in control" payment or similar payment; (ii) pursuant to the Laidlaw International, Inc. Value Appreciation Rights Plan; or (iii) pursuant to any employment agreement with the Named Individual.

      All capitalized terms used herein that are not otherwise defined shall have the meanings assigned such terms in the Stock Purchase Agreement.

      IN WITNESS WHEREOF, the Named Individual has executed this Release as of this ___ day of February, 2005.

                                                ________________________________
                                                Name:

AGREED TO AND ACCEPTED
this __ day of February, 2005.

LAIDLAW INTERNATIONAL, INC.

By: ____________________________________
Name:
Title:

LAIDLAW MEDICAL HOLDINGS, INC.

By: ____________________________________
Name:
Title: